

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2012

David B. Becker
Chairman and Chief Executive Officer
First Internet Bancorp
9200 Keystone Crossing, Suite 800
Indianapolis, Indiana

> **Re: First Internet Bancorp**
> **Form 10**
> **Filed November 30, 2012**
> **File No. 001-35750**

Dear Mr. Becker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Lending Activities

1. For each of your lending segments, discuss your underwriting procedures and standards you have in place to limit your risk exposure.

2. Discuss that, historically, over 95% of your residential loan portfolio has consisted of purchased loans, rather than originated loans. In addition, explain the shift away from this business model in 2012.

3. Please explain what you mean on page 3 that you "attracted $49.8 million in CRE loan commitments." We note this number is significantly higher than the metrics reflected in the table on page 4.

4. Please include a discussion regarding your purchase activity of C&I loans as well as originations, given that a significant percentage of your portfolio is purchased.

5.   You disclose that you did not begin offering C&I loans until 2011 but the table on page 4 shows originations in 2010 followed by fewer originations in 2011. Please reconcile or clarify this disclosure. Please also include a discussion about the fluctuation from 2010 to 2011 to 2012 and why you have chosen to focus on this area of your business.

Regulation of Banks, Generally, page 13

6.   Please disclose the Bank's capital ratios within the discussion on pages 12 and 14.

Directors and Executive Officers, page 36

7.   Please reconcile the disclosure in this section with the management team discussed on your website. For example, we note your significant shift to commercial lending and your continued emphasis on commercial real estate, yet Mr. Lewis and Ms. Shepherd are not included in your disclosure.   Please revise your disclosure or explain to the staff why it is not appropriate to do so.

Executive Compensation

8.   If you amend your Form 10 after January 1, 2013, please include updated compensation for the year ended December 31, 2012.

Senior Management Bonus Plan, page 39

9.   Please disclose whether the bonuses paid in 2010 and 2011 were made in accordance to a similar plan and how the results of those years translated into the bonuses executives received. If the plan was not substantially similar, please describe the previous plan fully.

Consolidated Financial Statements

Notes to Financial Statements as of September 30, 2012 (Unaudited) and December 31, 2011 and 2010 and Nine Months Ended September 30, 2012 and 2011 (Unaudited) and Years Ended December 31, 2011 and 2010

Note 1: Summary of Significant Accounting Policies
Troubled Debt Restructurings (TDR), page F-12

10.   Please revise your disclosure here and in the related discussion beginning on page F-32 to:

    • discuss how you identify loans to be restructured;

- quantify the amount of restructured loans (by loan type), and aggregate the amounts in accrual and non-accrual status;

- quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively); and

- disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status; and

Note 3: Securities, page F-17

11. We note the significant unrealized losses on your investment in "other securities" pertaining to two pooled trust securities with a $2 million par value each. We have the following comments:

(a) Please revise to disclose the amount of credit losses recognized in earnings during the periods presented and to date for each of your pooled trust securities.

(b) Please confirm that you use the same methodology for both of these securities and revise to disclose the significant assumptions used in your calculation. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

- Discount rate: Tell us and disclose in future filings how you determine the discount rate to use in your calculation.

- Deferrals and defaults:
  a. Please tell us in detail how you develop your estimate of future deferrals and defaults.
  b. Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.
  c. Tell us and disclose in future filings if you treat actual deferrals the same as defaults.
  d. Tell us and disclose in future filings your recovery rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

- Prepayment rate:
  a. Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).

      b. Tell us and disclose in future filings your prepayment assumption and how you determine it.

      c. If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.

      d. Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

      e. If you used 0% as your assumption at September 30, 2012, please explain to us why you believe this is reasonable.

      f. If you used 0% as your assumption at September 30, 2012, please provide us a sensitivity analysis of the change in credit loss at September 30, 2012 if you used a 1% prepayment assumption.

(c) Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K. Therefore, please revise to disclose the following information as of the most recent period end: single issuer or pooled, book value, fair value, unrealized loss, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumptions on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Rosenbaum Cooper at (202) 3396 or Ben Phippen, senior staff accountant at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, staff attorney, at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief